UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 7)*

Southern Connecticut Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
84264A102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2010 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman and Associates, LLC 22-3343079

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,582

	8.	Shared Voting Power

	9.	Sole Dispositive Power 26,582

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,582

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership, LP 22-3360359

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,417

	8.	Shared Voting Power

	9.	Sole Dispositive Power 27,417

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,417

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.02

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,216

	8.	Shared Voting Power

	9.	Sole Dispositive Power 24,216

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,216

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 84264A102

1.	Broad Park Investors, LLC 22-6759307

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,873

	8.	Shared Voting Power

	9.	Sole Dispositive Power 26,873

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,873

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.00

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	LSBK06-08, LLC 20-8067445

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,760

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,760

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,760

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 1.00%

14.	Type of Reporting Person OO

SCHEDULE 13D
CUSIP No. 84264A102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,948

	8.	Shared Voting Power

	9.	Sole Dispositive Power 125,948

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,948

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 4.67

14.	Type of Reporting Person IN

This statement on Schedule 13D which was filed on November 6, 2007, Amendment No. 1 which was filed on January 20, 2009, Amendment No. 2 which was filed on February 2, 2009,  Amendment No. 3 which was filed on March 16, 2009, Amendment No. 4 which was filed on April 9, 2009, Amendment No. 5 which was filed on December 9, 2009 and Amendment No. 6 which was filed on June 2, 2010 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C. (“Broad Park”), LSBK06-08, L.L.C., Lawrence Seidman individually (“Seidman”), Neal Axelrod ("Axelrod"), and Contrarian Hedged Equity, LP ("Contrarian"), collectively the “Reporting Persons” with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Southern Connecticut Bancorp, Inc., a Connecticut corporation, (“the Issuer”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

5. Interest in Securities of the Issuer

(a)(b)(c) As of the close of business on June 3, 2010, the Reporting Persons owned beneficially an aggregate of 126,048 shares of Common Stock, which constituted approximately 4.67% of the 2,696,902 shares of Common Stock outstanding as of May 14, 2010, as disclosed in the Issuer's 10-Q for the period ended March 31, 2010.  The Reporting Persons own less than 5% of the outstanding common stock of the Company and therefore are not required to file any additional Schedule 13D amendments.

Schedule A attached below describes transactions, except for previously reported transactions, in the Common Stock effected by the Reporting Persons within the past sixty (60 days).  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2010
/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Manager, Seidman and Associates, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, President of the Corporate General Partner, Seidman Investment Partnership II, L.P.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Broad Park Investors, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, LSBK06-08, L.L.C.

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Individually

/ss/ Neal S. Axelrod
Neal S. Axelrod

/ss/ Lawrence B. Seidman
Lawrence B. Seidman, Investment Manager, Contrarian Hedged Equity, L.P.

Schedule A

Entity	Date Sold	Sale per Share	Sale Proceeds	Shares

SAL	6/2/2010	6.2949	25,179.57	-4,000
SIP	6/2/2010	6.2949	25,179.57	-4,000
SIPII	6/2/2010	6.2949	25,179.57	-4,000
LSBK	6/2/2010	6.2949	25,179.57	-4,000
Broad Park	6/2/2010	6.2949	25,179.57	-4,000
Total			125,897.85	-20,000